COMMENTS RECEIVED ON MARCH 28, 2014

FROM JAMIE WALTER

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Equity-Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 76

1. Equity-Income Portfolio

C: The Staff requests that all bracketed information be completed prior to the 485(b) filing.

R: We will complete the bracketed information in a Rule 485(b) filing on or about April 21, 2014.

2. "Fund Summary" (prospectuses)

"Fee Table"

"[[X] Based on historical expenses, adjusted to reflect current fees.]"

C: The Staff requests that this footnote be removed unless fees for a fund are being restated.

R: We will remove the footnote per the Staff's request, except for any fund that meets the criteria of Instruction 3(d)(ii) to Item 3 of Form N-1A.

3. "Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the hypothetical expenses table be in the format detailed in Item 3, with time periods listed horizontally and classes listed vertically.

R: As previously discussed with the Staff, the formatting used for the fee table is standard for substantially all Fidelity funds and we believe that any differences from the information included in Item 3 of Form N-1A are minor and non-material. In order to maintain consistency across VIP and non-VIP prospectuses, we have retained the current format.

4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

  "Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that we indicate if lower-quality securities are less than investment-grade quality and requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" when discussing "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 76

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5. "Fund Summary" (prospectuses)

"Principal Investment Strategies and Principal Investment Risks"

C: Since the Fee Table includes a line for acquired fund fees and expenses, add a principal strategy and corresponding risk related to investing in other funds, if necessary.

R: Although the fund may invest a portion of its assets in other funds, such investments are not part of any principal investment strategy. We believe that the fund's principal investment strategies and principal investment risks disclosure accurately reflects the fund's current principal investment strategies and risks and, therefore, have not modified the disclosure.

6. "Investment Details" (prospectuses)

"Principal Investment Strategies"

  "The Adviser may also use covered call options as tools in managing the fund's assets. By writing covered call options, the Adviser sells the option to buy a security held by the fund at a specified price in exchange for a premium."

C: The Staff requests that we specify how covered call options may act as tools in managing the fund's assets. The Staff directs us to the letter from Barry Miller (SEC) to the ICI regarding derivatives disclosure.

R: In addition to the disclosure mentioned above, we call the Staff's attention to the following disclosure, which we believe appropriately addresses the use of covered call options: "Derivatives include options transactions such as call options (options to buy). Writing a call option involves writing (selling) an option on a security or other instrument, which obligates the writer to sell the underlying security or instrument or to make a net cash settlement payment in return for a set price (the strike price) upon the buyer's exercise of the option. The seller is paid a price (premium) for the option. A call option is "covered" if the underlying security or instrument is held in a fund's portfolio at the time the option is written." We believe that the current disclosure is consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure. Accordingly, we have not added disclosure.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 76

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7. "Valuing Shares" (prospectuses)

(From Valuing Shares)

"NAV is calculated using the values of other open-end funds, if any, in which the fund invests (referred to as underlying funds). Shares of underlying funds are valued at their respective NAVs. Other assets (as well as assets held by an underlying Fidelity non-money market fund) are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. For example, if, in the Adviser's opinion, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. Fair value pricing will be used for high yield debt securities when available pricing information is determined to be stale or for other reasons not to accurately reflect fair value. Assets held by an underlying Fidelity money market fund are valued on the basis of amortized cost."

(From Valuation - SAI)

"The Board of Trustees has ultimate responsibility for pricing, but has delegated day-to-day valuation oversight responsibilities to FMR. FMR has established the FMR Fair Value Committee (FMR Committee) to fulfill these oversight responsibilities."

(From Trustees and Officers - SAI)

"The Fair Value Oversight Committee is composed of all of the Independent Trustees, with Mr. Lautenbach currently serving as Chair. The committee normally meets quarterly, or more frequently as called by the Chair. The Fair Value Oversight Committee monitors and establishes policies concerning procedures and controls regarding the valuation of fund investments and monitors matters of disclosure to the extent required to fulfill its statutory responsibilities. The committee also reviews actions taken by FMR's Fair Value Committee."

C: The Staff would like us to disclose the role of the committee and the Board in overseeing fund fair valuation.

R: We believe current disclosure is clear and note that the disclosure at issue provides as follows: "If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies." (emphasis added) The term "Adviser" is defined in the prospectus to mean FMR, and it is FMR (via its FMR Fair Value Committee) that values fund securities. As disclosed in the SAI, "The Board of Trustees has ultimate responsibility for pricing, but has delegated day-to-day valuation oversight responsibilities to FMR. FMR has established the FMR Fair Value Committee (FMR Committee) to fulfill these oversight responsibilities." Separately, the disclosure in question in the Trustees and Officers section describes one of the standing committees of the Board. As disclosed, "The Board of Trustees has established various committees to support the Independent Trustees in acting independently in pursuing the best interests of the funds and their shareholders." The Board's Fair Value Oversight Committee is one such committee. As disclosed, "The Fair Value Oversight Committee monitors and establishes policies concerning procedures and controls regarding the valuation of fund investments and monitors matters of disclosure to the extent required to fulfill its statutory responsibilities. The committee also reviews actions taken by FMR's Fair Value Committee." We believe the disclosure clearly conveys that FMR (the Adviser) values fund securities pursuant to authority delegated by the Board.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 76

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8. "Additional Information about the Purchase and Sale of Shares" (prospectuses)

"Selling Shares"

"Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC."

C: The Staff requests that we clarify that the SEC determines when trading on the NYSE is restricted.

R: We believe the disclosure complies with Item 11(c) and is worded such that it is consistent with Section 22(e) of the 1940 Act. Accordingly, we have not modified disclosure.

9. "Fund Management" (prospectuses)

C: The Staff questions if the group fee rate will change, since it is as of December 2013 and the documents will be effective in April 2014.

R: As discussed in the fund's registration statement, the management fee is calculated by adding the individual fund fee rate to the group fee rate. The December 31, 2013 group fee rate discloses the rate in effect as of the end of the fund's most recent fiscal year. As a result, we have not updated the disclosure.

10. "Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

11. "Fund Distribution" (prospectuses) and "Distribution Services" (SAIs)

(From Fund Distribution)

"Intermediaries may receive from the Adviser, FDC, and/or their affiliates compensation for their services intended to result in the sale of class shares. This compensation may take the form of:

  Distribution and/or service (12b-1) fees.
  Payments for additional distribution-related activities and/or shareholder services.
  Payments for educational seminars and training, including seminars sponsored by Fidelity, or by an intermediary."

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 76

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(From Fund Distribution)

"FDC may reallow up to the full amount of these 12b-1 (service) fees to intermediaries, including its affiliates, for providing support services that benefit variable product owners."

(From Distribution Services)

"In addition to the service fees paid by FDC to intermediaries, shown in the table above, FDC or an affiliate may compensate intermediaries that distribute and/or service the funds. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, without limitation, the level or type of services provided by the intermediary, the level or expected level of assets or sales of shares, the placing of the funds on a preferred or recommended fund list, access to an intermediary's personnel, and other factors. The total amount paid to intermediaries in the aggregate currently will not exceed 0.10% of the total assets of all VIP funds on an annual basis. In addition to such payments, FDC or an affiliate may offer other incentives such as sponsorship of educational or client seminars relating to current products and issues, assistance in training and educating the intermediaries' personnel, payments or reimbursements for travel and related expenses associated with due diligence trips that an intermediary may undertake in order to explore possible business relationships with affiliates of FDC, and/or payments of costs and expenses associated with attendance at seminars, including travel, lodging, entertainment, and meals. FDC anticipates that payments will be made to over a hundred intermediaries, including some of the largest broker-dealers and other financial firms, and certain of the payments described above may be significant to an intermediary. As permitted by SEC and Financial Industry Regulatory Authority rules and other applicable laws and regulations, FDC or an affiliate may pay or allow other incentives or payments to intermediaries.

A fund's transfer agent or an affiliate may also make payments and reimbursements from its own resources to certain intermediaries (who may be affiliated with the transfer agent) for performing recordkeeping and other services. Please see "Transfer and Service Agent Agreements" in this SAI for more information."

C: The Staff requests that we explain the reason for removing references to insurance companies.

R: Specific references to various types of financial intermediaries, including insurance companies, were removed as part of a coordinated effort to streamline disclosure and maintain consistency across funds in each product line where applicable.

12. "Fund Holdings" (SAIs)

The Use of Holdings In Connection With Fund Operations. Material non-public holdings information may be provided as part of the activities associated with managing Fidelity funds to: entities which, by explicit agreement or by virtue of their respective duties to the fund, are required to maintain the confidentiality of the information disclosed; other parties if legally required; or persons FMR believes will not misuse the disclosed information. These entities, parties, and persons include, but are not limited to: a fund's trustees; a fund's manager, its sub-advisers, if any, and their affiliates whose access persons are subject to a code of ethics (including portfolio managers of affiliated funds of funds); contractors who are subject to a confidentiality agreement; a fund's auditors; a fund's custodians; proxy voting service providers; financial printers; pricing service vendors; broker-dealers in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities; securities lending agents; counsel to a fund or its Independent Trustees; regulatory authorities; stock exchanges and other listing organizations; parties to litigation; third parties in connection with a bankruptcy proceeding relating to a fund holding; and third parties who have submitted a standing request to a money market fund for daily holdings information. Non-public holdings information may also be provided to an issuer regarding the number or percentage of its shares that are owned by a fund and in connection with redemptions in kind.

C: In the paragraph titled "The Use of Holdings In Connection With Fund Operations," the Staff requests that we disclose the individuals or categories of individuals who may authorize disclosure of the fund's holdings, in accordance with Item 16(f)(1)(v) of form N-1A.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 76

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R: We believe our disclosure complies with Item 16(f) of Form N-1A and accordingly have not modified disclosure. The fund's Board is responsible for its holdings disclosure policy, including the parties to whom holdings may be disclosed, and delegates the day to day oversight and administration of the policy to FMR's Disclosure Policy Committee. As disclosed, "FMR's Disclosure Policy Committee (comprising executive officers of FMR) evaluates disclosure policy with the goal of serving the fund's best interests by striking an appropriate balance between providing information about the fund's portfolio and protecting the fund from potentially harmful disclosure. The Board reviews the administration and modification of these guidelines and receives reports from the fund's chief compliance officer periodically."

13. "Exhibits" (Part C)

C: The Staff requests that we add the filing date and filing number, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified. As we have included a reference to the pre- or post-effective amendment number for any exhibits incorporated by reference, we believe we have complied with this requirement and we have not gone back to add references to filing dates and filing numbers.

14. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.